EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Supplementary Report – Class Action Against D.B.S.

Further to the Company's immediate report of June 11, 2014, regarding a class action together with a certification motion filed with the Tel Aviv District Court against D.B.S. Satellite Services (1998) Ltd. ("D.B.S.") on grounds that it charged tenants living in condominiums for the energy consumption of D.B.S.'s systems which are located within the condominiums, a supplementary report is hereby issued that on June 22, 2014, the Company received a notice from D.B.S. that an additional class action (and certification motion) been filed against it with the Haifa District Court by two representatives of two condominiums in the same matter, for an estimated NIS 125 million, of which approximately NIS 80 million is sought for monetary and non-monetary damages allegedly incurred as a result of the energy consumption of D.B.S.'s systems, and a total of approximately NIS 44.6 million for the cost of a mandatory injunction to require D.B.S. to install electric meters to measure the electric consumption of D.B.S.'s systems.

D.B.S. is studying the claim and the certification motion and neither D.B.S. and/nor the Company is able, at the present stage, to evaluate the claim's likelihood of success.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.